AWS ENTERPRISES, INC.
                               7916 S. Pierce Way
                         Littleton, Colorado USA 80128
                                 (303) 570-8012
                              Fax: (303) 691-5154


The Board of Directors
Acousticmusicsales.com, co
1934 S. Broadway
Denver, CO 80210                                                  May 22, 2001

Gentlemen,

         Pursuant to our discussions and agreement, we are hereby terminating the relationship between Walden Roads, Inc., now known as AWS Enterprises, Inc., ("Walden") and Acousticmusicsales.com, co. ("Acoustic"). Walden's shareholders have voted to terminate by returning the stock of Acoustic to Acoustic in exchange for $10.00 and other valuable consideration and contingent upon receiving Acoustic's cash on hand in satisfaction of Acoustic's promissory note to Walden.

         Accordingly, upon the return of the certificate and Walden's receipt of the funds mentioned, there will be no further relationship of any type between Walden and Acoustic, and neither party shall any further claims against the other for performance or money. Acoustic is entitled to retain the benefits and property of the prior relationship as its sole and separate property.

         The termination referenced herein shall be deemed complete upon Walden's receipt of Acoustic's cash balance in its current business checking account, and no further action by either party is contemplated nor necessary.



                                                Sincerely,



                                                /s/ Alexander V. Lagerborg
                                                ----------------------------
                                                Alexander V. Lagerborg
                                                President

(Exhibit 12.2)